BC GOVERNMENT PROCEEDING WITH CERTIFICATE AMENDMENT PROCESS FOR TASEKO’S NEW PROSPERITY PROJECT

July 20, 2016, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") today announced that the British Columbia Environmental Assessment Office is proceeding with Taseko’s request to amend the environmental assessment certificate for its New Prosperity Gold/Copper Project in central British Columbia.

In addition to this undertaking, Taseko will be filing a Notice of Work (NOW) with the Ministry of Energy & Mines which will allow the Company to gather information to advance mine permitting under the British Columbia Mines Act. Taseko looks forward to working with the six local Tsilhqot’in First Nation bands as represented by the Tsilhqot’in National Government on the consultative and substantive aspects of the NOW as per the terms in the 2012 settlement agreement.

“Ownership and development of mineral resources are explicit areas of provincial jurisdiction and responsibility, granted under The 1982 Amendments to the Constitution Act 1867,” commented Russell Hallbauer, President and CEO of Taseko. “The New Prosperity environmental assessment process has been unduly influenced by the actions of the federal government. The fact that the Government of British Columbia is moving forward with the certificate amendment process indicates the importance it places on the development of the New Prosperity Mine.”

Mr. Hallbauer continued, “The Government of Canada’s position, regarding the federal authorizations required for New Prosperity, can be rectified if discussions around the salient issues raised by the Federal Panel in 2013 are objectively and scientifically reviewed. The information we will gather from the Notice of Work field program will aid those discussions.”

New Prosperity is the largest undeveloped gold/copper porphyry in North America and contains 11 million ounces gold and four billion pounds of copper and, when in production, will produce 250,000 ounces of gold and 110 million pounds of copper annually for 20 years.

Mineral Reserves @ C$5.50 NSR/t Cut-Off
	Size M Tonnes	Grade		Recoverable Metal		Contained Metal
		Au (g/t)	Cu (%)	Au (M oz)	Cu (B lbs)	Au (M oz)	Cu (B lbs)
Proven	481	0.46	0.26	5.0	2.4	7.1	2.8
Probable	350	0.35	0.18	2.7	1.2	3.9	1.4
Total	831	0.41	0.23	7.7	3.6	11.0	4.2

Note: Recoveries for Cu and Au are 87% and 69% respectively.

Remaining measured and indicated resources are grading 0.40 g/t gold and 0.30% copper containing 2.3 million ounces of gold and 1.2 billion lbs of copper (no recoveries applied).

The mineral resource and reserve estimations were completed by Taseko staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering and a Qualified Person under National Instrument 43-101. Mr. Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. The estimates for the reserves used long term metal prices of US$1.65/lb for copper and US$650/oz for gold and a foreign exchange of C$0.82 per US dollar. Mr. Jones has reviewed this release. A technical report is filed on www.sedar.com.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

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uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

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uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•	uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;

•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;

•	uncertainties related to unexpected judicial or regulatory proceedings;

•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;

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the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and

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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.